

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2022

Brian McNamara
Chief Executive Officer
Haleon plc
c/o 980 Great West Road
Brentford, Middlesex TW8 9GS

      Re: Haleon plc
          Amendment No. 2 to Draft Registration Statement on Form 20-F
          Submitted April 5, 2022
          CIK No. 0001900304

Dear Mr. McNamara:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form 20-F submitted April 5, 2022

Will the Group incur financial indebtedness in connection with Separation?, page 16

1. Please update your disclosure to clarify that the EMTN Issuers and US Issuer are wholly owned subsidiaries of the Group or otherwise advise.

The Group's business results are impacted by the Group's ability to manage disruptions..., page 37

2. We note your disclosure that your supply chain may be impacted by the factors listed in this risk factor. Update your risks characterized as potential or hypothetical if recent supply chain disruptions have impacted your operations.

A cyber-security incident, data breach or a failure of a key information technology system..., page 44

3. Disclose the risk of potential cyberattacks by state actors as a result of Russia's ongoing conflict with Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

4. We note your risk factor that you may be subject to cyberattacks. Update your risks characterized as potential or hypothetical if you have experienced a cyberattack.

The Group's business may be impacted by the effects of Russia's invasion of Ukraine, page 55

5. Please describe the extent and nature of the board's role in overseeing risks related to the conflict between Russia and Ukraine, to the extent material to your business. These risks could include risks related to cybersecurity, sanctions, the employee base in affected regions, your reputation in connection with operations or halted operations in affected regions, and supply chain/suppliers in affected regions.

6. We note your disclosure that the imposition of exchange controls may limit the Group's ability to repatriate profits from its operations in Russia. Please clarify the potential impact of these risks. For example, if you are unable to repatriate profits, if any, from your operations in Russia, please make clear that such profits would not be available to the Group to fund the growth of operations outside of Russia, repay your indebtedness, or to pay dividends or fund share repurchases.

7. We note your disclosure that as of the date of this registration statement, the Russian government has indicated it has drawn up plans to seize the assets of western companies leaving Russia. Please expand your risk factor to include disclosure that will allow investors to understand the materiality of the risks from the actions described in this risk factor, quantifying the potential impact to your financial statements, if material. In addition, please disclose any risks that may impede your ability to sell assets located in Russia, including as a result of sanctions affecting potential purchasers, to the extent material.

8. Please also expand this risk factor to disclose the risks from any impact from sanctions and export controls and whether you will need to evaluate any aspects of your business for impairment. If the impact is not material, please explain why.

Operating and Financial Review and Prospects, page 141

9. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation

Brian McNamara
Haleon plc
April 20, 2022
Page 3

efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

10. To the extent material, please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your liquidity, financial position, or results of operations arising from the conflict between Russia and Ukraine.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

11. We note your restatement described on page F-13 related to fiscal 2020. Please have your auditor revise its audit report to refer to the restatement or tell us why an explanatory paragraph would not be required. Refer to paragraph 18e of PCAOB Standards 3101.

You may contact Tara Harkins at 202-551-3639 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sebastian R. Sperber, Esq.